SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-15752
Century Bancorp 401(k) Plan
(Full Title of the Plan)
CENTURY BANCORP, INC.
(Issuer of the securities held pursuant to the Plan)
400 Mystic Avenue
Medford, MA 02155
(Address of principal executive offices)

Century Bancorp 401(k) Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits	2

Statement of Changes Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4 - 7

Supplemental Schedule

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	8

Signatures	9
Ex-23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Board of Directors
Century Bancorp, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for plan benefits of Century Bancorp, Inc. 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Boston, Massachusetts
June 6, 2003

CENTURY BANCORP, INC.
401(k) PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001
Assets

Investments, at fair value:
Mutual funds	$2,276,287	1,967,517
Century Bancorp stock fund	491,120	287,387
Participant loans	34,077	14,372

Total investments	2,801,484	2,269,276

Net assets available for plan benefits	$2,801,484	2,269,276

See accompanying notes to financial statements.

CENTURY BANCORP, INC.
401(k) PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2002 and 2001

	2002	2001
Additions:
Investment income	$24,201	34,802
Net depreciation in fair value of investments	(434,222)	(256,224)
Contributions from employees	827,206	562,857
Contributions from employer	200,972	99,297

Total additions	618,157	440,732

Deduction:
Benefits paid to participants	85,949	75,598

Total deduction	85,949	75,598

Net increase	532,208	365,134

Net assets available for plan benefits:
Beginning of year	2,269,276	1,904,142

End of year	$2,801,484	2,269,276

See accompanying notes to financial statements.

CENTURY BANCORP, INC.
401(k) PLAN
Notes to Financial Statements
December 31, 2002 and 2001
(1)	Description of Plan

The following description of the Century Bancorp, Inc. 401(k) Flan (the Plan) is provided for general information purposes. Participants should refer to the Plan document for more detailed information.
(a)	General

The Century Bancorp, Inc. 401(k) Plan was established on October 1, 1996 for the purpose of providing a medium for eligible employees to supplement their retirement income through salary reduction arrangements on a tax-deferred basis, and is established for the exclusive benefit of the employees and their beneficiaries. The Plan is a defined contribution savings plan for all employees of Century Bancorp, Inc. who have attained age twenty-one and completed one year of service. Century Bancorp, Inc. pays all general administrative expenses of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Each participant of the Plan may enter into an enrollment agreement under which participants agree to reduce their compensation by a specified percent. The percentage shall not be less than 2% nor more than 15% of the participant’s annual compensation, subject to IRS limitations. The employer pays a matching contribution on behalf of each member who has made a salary reduction contribution during such Plan year in an amount equal to $0.25 on each dollar contributed up to 4% of compensation prior to September 1, 2001 and $0.33 on each dollar contributed up to 6% of compensation subsequent to September 1, 2001.

(c)	Vesting

Participants are fully vested in all benefits.

(d)	Payment of Benefits

Under the terms of the Plan, participants retiring at or after age 59 1/2 are eligible to receive the entire balances in all of the accounts maintained for such participants in a lump sum payment. Participants terminating employment prior to retirement receive their entire account balance as a lump sum payment, with applicable taxes withheld, or as a rollover into another qualified plan. In the event of death, the full value of the participant’s account is payable to the designated beneficiary in a lump sum.

(e)	Participants’ Loans

Participant loans may be granted by the Plan Administrator on a uniform and nondiscriminatory basis, upon written request by a participant. The minimum loan amount is $1,000. The maximum loan amount cannot exceed the lesser of 50% of the participant’s account balance or $50,000. Loans are repaid through a payroll deduction and generally within five years.
(Continued)

CENTURY BANCORP, INC.
401(k) PLAN
Notes to Financial Statements
December 31, 2002 and 2001
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

(b)	Investment Valuation and Income Recognition

Marketable investments are stated at fair value. The fair value of marketable investments is based on quoted market prices. Money market fund investments are stated at cost, which approximates fair value. Participant loans are stated at cost which approximates fair value.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Realized gains and losses are determined on the average cost method.

(c)	Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(d)	Benefits

Benefits are recorded when paid.

(e)	Investment Options

The Plan offers investment options among various funds. Participants may elect to have contributions to their account invested in one or a combination of the following investment options:
1.	Galaxy Institutional Treasury Money Market Fund: a money market fund which seeks to preserve principal value and maintain a high degree of liquidity while providing current income.

2.	Liberty Quality Plus Bond — Class Z: a bond fund which invests in high quality, short-term bonds and seeks to achieve price stability.

3.	Janus Fund: a long-term growth fund which seeks long-term growth of capital in a manner consistent with the preservation of capital.

4.	Putnam International Growth Fund: a growth fund which seeks capital appreciation by investing in common stocks of companies outside the United States.

5.	Putnam Fund for Growth and Income: a growth and income fund which seeks to provide capital growth and current income investing primarily in common stocks that pay dividends and/or bonds.
(Continued)

CENTURY BANCORP, INC.
401(k) PLAN
Notes to Financial Statements
December 31, 2002 and 2001
6.	MFS Emerging Growth Fund: an aggressive growth fund which seeks to provide long-term growth of capital by investing in common stocks of small and medium-size companies showing earnings growth overtime.

7.	Fidelity Advisory Growth Opportunities Fund: a growth fund which invests in a broad range of companies, industries and securities for diversification, while seeking growth opportunities in small, medium, and large companies.

8.	Century Bancorp Stock Fund: a company stock fund in which amounts invested are used to purchase shares of class A common stock of Century Bancorp, Inc.
(3)	Investments

The following is a listing of individual investments that represent 5% or more of net assets available for plan benefits at December 31:

	2002	2001
MFS Emerging Growth Fund	$450,544	553,186
Fidelity Advisory Growth Opportunities Fund	414,921	395,175
Putnam Fund for Growth & Income	636,506	621,098
Liberty Quality Plus Bond — Class Z	271,796	—
Century Bancorp Stock Fund	491,120	287,357
Galaxy Institutional Treasury Money Market Fund	271,111	128,020
During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated by $434,222 and $256,224, respectively, as follows:

	2002	2001
Mutual funds	$(520,150)	(309,526)
Century Bancorp Stock Fund	85,928	53,302

	$(434,222)	(256,224)

(4)	Distribution on Termination of the Plan

Although it has not expressed any intent to do so, Century Bancorp, Inc. has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the rights of all members to amounts credited to their accounts shall be fully vested and nonforfeitable.
(Continued)

CENTURY BANCORP, INC.
401(k) PLAN
Notes to Financial Statements
December 31, 2002 and 2001
(5)	Income Taxes

The Internal Revenue Service (IRS) determined and informed the Plan Administrator by letter dated November 7, 2001, that the Plan and related trust are designed in accordance with Section 401 of the Internal Revenue Code (IRC). The Plan is a standardized prototype plan and continues to operate within the terms of the prototype plan.

Schedule I
CENTURY BANCORP, INC.
401(k) PLAN
Schedule H, Line 4(i) — Schedule of Assets Held at End of Year
December 31, 2002

	Identity of issue, borrower,		Current
	lessor, or similar party	Description	value
	MFS Emerging Growth Fund	Mutual Fund	$450,544
	Fidelity Advisory Growth Opportunities Fund	Mutual Fund	414,921
	Putnam Fund for Growth & Income	Mutual Fund	636,506
	Liberty Quality Plus Bond — Class Z	Mutual Fund	271,796
	Janus Fund	Mutual Fund	139,708
	Putnam International Growth Fund	Mutual Fund	91,701
	Galaxy Institutional Treasury Money Market Fund	Money Market Fund	271,111
*	Century Bancorp Stock Fund	Common Stock	491,120
*	Participant Loans	Interest rate between 5.25% and 10.5% with maturities ranging from 2003-2007	34,077

			$2,801,484

*	Party-in-interest.
See accompanying independent auditors’ report.

The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2002 and 2001, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto.
Signatures
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTURY BANCORP 401(k) PLAN
Date: December 12, 2007	By:	/s/ William P. Hornby

Exhibit Index

Number	Title

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm